N E W S R E L E A S E

February 18, 2014

Nevsun Increases Indicated Resource Tonnes by 29% and Contained Copper by 22%

Highlights

  Bisha tenements indicated resources of contained copper increases by 22% to 1.4 billion pounds
  Bisha tenements indicated resources of contained zinc increases to 3.2 billion pounds
  Bisha pit supergene contained copper increases 1% in probable reserve, even after 2013 depletion
  All deposits remain open to further resource expansion

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun: or the “Company”) is pleased to announce the maiden open pit mineral resource estimates for the Hambok and Northwest Zone deposits and the updated mineral reserve estimates for the Bisha Main and Harena open pit mines. Hambok and the Northwest Zone are satellite deposits to the Bisha Main pit and, in addition to Harena, are expected to provide additional feed to the Bisha mill, extending mine life.

The total indicated mineral resource estimate of the combined Bisha Mining Share Company (“BMSC”) property tenements has increased 29% from the previous total indicated mineral resource estimate of May 31, 2012, by an additional 9.3 million  combined oxide gold, supergene copper and primary copper-zinc zone tonnes. This results in an additional 247 million pounds of in-situ copper for a 22 percent increase in contained copper and an additional 47 million pounds of in-situ zinc for a 1 percent increase in contained zinc.  Tables 1.1 to 1.5 contain the complete mineral resource estimates for each deposit.

Using a Net Smelter Return (NSR) cut-off of US$39.55 per tonne at $2.90 and $0.92 per pound copper and zinc respectively, the updated Bisha Main pit probable mineral reserve estimate consists of supergene copper ore of 7.4 million tonnes grading at 3.57 % copper, 0.61 g/t gold and 27 g/t silver and primary copper-zinc ore of 18.4 million tonnes grading at 1.02 % copper, 5.66 % zinc, 0.68 g/t gold and 46 g/t silver.  See Table 2.1 to 2.3 for details.

Cliff Davis, Nevsun CEO commented, “Despite mining depletion and cost inflation since our last reserve report in mid-2012, Bisha base metal mine life is 11 years, demonstrating the robust nature of the high grade Bisha Main ore body.”

The maiden open pit Hambok indicated mineral resource estimate includes 6.9 million tonnes grading at 1.14% copper and 1.86% zinc for 172 million pounds copper and 281 million pounds zinc.  The maiden open pit Northwest Zone indicated mineral resource estimate includes 1.0 million tonnes of supergene material grading 1.47% copper and 2.5 million tonnes of primary material grading at 1.04% copper and 1.08% zinc for a combined 92 million pounds copper and 60 million pounds zinc. See Tables 1.4 and 1.5 for details.

CEO Cliff Davis further commented, “The addition of new resources at Hambok and the Northwest Zone is an exciting first step to expanding the resource base at Bisha. All four Bisha deposits are open with extensions that we have yet to define.  We also look forward to further exploration success and unlocking the potential in the Bisha VMS camp.”

The associated NI 43-101 Technical Report further detailing and supporting the Mineral Resources and Mineral Reserves highlighted below in this release will be filed on SEDAR no later than 45 days from today’s date.

Qualified Persons Statement

All mineral resources and mineral reserves estimates in this report have been prepared by the Qualified Persons described below in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum's Classification System (CIM Definition Standards for Mineral Resources and Mineral Reserves 2010).

The information in this press release that relates to mineral resources was prepared by Paul Gribble, C. Eng., FIMMM, Chief Resource Geologist of BMSC. The information in this report that relates to mineral reserves was prepared by Jay Melnyk P. Eng. of AGP Mining Consultants Inc. The information relating to mineral processing was prepared by Peter Munro BAppSc., of Mineralurgy Pty. Ltd. Mr. Gribble, Melnyk and Munro are Qualified Persons as defined by NI 43-101 and have reviewed and approved the technical contents of this press release.

Peter Manojlovic, P.Geo., and Frazer Bourchier, P.Eng., are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this press release.

A Quality Assurance/Quality Control programme was part of the sampling programme for the Bisha work. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of drill samples and results analysed on a batch by batch basis. This programme includes a chain of custody whereby diamond drill core samples are initially crushed and subsampled at the Bisha Mine sample preparation facility and pulverised and analysed by ALS Chemex in Vancouver. Multi-element analysis is completed using ICP-AES methods; gold is analysed by fire assay with AAS finish. Reverse circulation drill samples are processed at the Bisha Mine on site laboratory, which is a member of the SGS group. Multi-element analysis is completed using AA methods with gold also analysed by fire assay.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company’s continuing operations in Eritrea including but not limited to mineral resource and reserve estimates and future gold and copper production, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) the Company is unable to effectively manage the sulphide rich reactive ground as it affects blasting and continuous ore supply; (xi) the Company experiences a failure of drilling, processing and mining equipment; (xii) the Company is unable to achieve transport logistical efficiencies in the transportation of copper concentrate from the mine site to port; or (xiii) are associated with the speculative nature of mining activities, periodic interruptions to operations, failure of drilling, processing and mining equipment, the interpretation of drill results, changes to operations and project plans and parameters, obtaining extensions, or renewals to licenses, permits, concessions or consents from governmental authorities and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and then transitioned to and commenced commercial copper production in December, 2013, and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com

Mineral Resources

The below reported Mineral Resources for Bisha and Harena are inclusive of Mineral Reserves.

Table 1.1 Mineral Resource Estimate (Combined Bisha, Harena, Northwest and Hambok)
Paul Gribble, C. Eng, Effective Date: December 31, 2013

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	480	-	-	6.6	20	-	-	100	300
Supergene Phase	8,480	3.41	-	0.6	25	638,650	-	160	6,920
Primary Phase	32,260	1.05	4.59	0.6	36	743,920	3,223,350	570	36,430
Total Indicated	41,220					1,382,570	3,223,350	830	43,650

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	570	-	-	3.9	19	-	-	61	350
Supergene Phase	110	1.37	-	3.4	18	4,200	-	10	70
Primary Phase	1,752	0.80	4.19	0.7	33	31,230	163,210	40	1,910
Total Inferred	2,432					35,430	163,210	111	2,330

Table 1.2 Bisha Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2013

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	410	-	-	6.8	21	-	-	90	270
Supergene Phase	7,460	3.68	-	0.6	27	605,500	-	150	6,590
Primary Phase	21,070	1.05	5.87	0.7	47	487,770	2,726,870	480	31,770
Total Indicated	28,940					1,093,270	2,726,870	720	38,630

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	30	-	-	7.3	39	-	-	10	30
Supergene Phase	10	7.23	-	0.1	10	2,200	-	0	0
Primary Phase	1,300	0.80	4.50	0.5	36	23,100	129,600	20	1,500
Total Inferred	1,340					25,300	129,600	30	1,530

Table 1.3 Harena Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2013

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	70	-	-	5.5	14	-	-	10	30
Primary Phase	1,800	0.65	3.91	0.6	23	25,760	154,990	30	1,350
Total Indicated	1,870					25,760	154,990	40	1,380

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20	-	-	5.9	8	-	-	0	10
Primary Phase	350	0.75	4.10	0.8	32	5,700	31,200	10	350
Total Indicated	370					5,700	31,200	10	360

Table 1.4 Northwest Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2013

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	-	-	-	-	-	-	-	-	-
Supergene Phase	1,020	1.47	-	0.2	10	33,150	-	10	330
Primary Phase	2,530	1.04	1.08	0.3	13	58,020	60,250	20	1,050
Total Indicated	3,550					91,170	60,250	30	1,380

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	500	-	-	3.7	18	-	-	50	300
Supergene Phase	100	0.80	-	3.7	19	2,000	-	10	70
Primary Phase	100	0.90	0.90	2.9	15	2,400	2,400	10	60
Total Inferred	700					4,400	2,400	70	430

Table 1.5 Hambok Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2013

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	-	-	-	-	-	-	-	-	-
Primary Phase	6,860	1.14	1.86	0.2	10	172,370	281,240	40	2,260
Total Indicated	6,860					172,370	281,240	40	2,260

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20	-	-	1.5	17	-	-	1	10
Primary Phase	2	0.90	0.20	0.2	8	30	10	0	0
Total Indicated	22					30	10	1	10

Notes to be read in conjunction with the Resource tables above:

(1)	NSR Cut-Off ($US/t): variable as per tables above. Mineral Resources are defined within an optimal Lerchs-Grossman (LG) Pit Shell, generated using metal prices for copper, zinc, gold and silver of $3.35/lb, $1.09/lb, $1350/oz, $23/oz respectively using blocks of all Resource categories. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was the 2014 budget mining cost with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 34.5 deg to 44 deg for Bisha, 29 deg to 35.5 deg for Harena, from 39 to 45 for Northwest and 40 overall for Hambok (preliminary assessment)

(2)	Net Smelter Return values were calculated for each block using both Indicated and Inferred categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:

a.	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively.

b.	Harena oxide zone: a recovery of 75% was applied for gold.

c.	Bisha Supergene zone; recoveries of 88%, 46% and 50% were applied for copper, gold and silver respectively.

d.	Bisha Hanging wall zone; recoveries of 85%, 46% and 50% were applied for copper, gold and silver respectively.

e.	Bisha Transition zone (mixed zinc and secondary copper zone below the supergene); recoveries as per supergene zone were applied.

f.	Bisha Primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively.

g.	Harena primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 72% was applied.

h.	Northwest oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.

i.	Northwest Supergene zone; recoveries of 87%, 46% and 50% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as the values are isolated on the fringes of the deposit.

j.	Northwest Primary zone; recoveries to copper concentrate of 87%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 81%, 9% and 20% were applied for zinc, gold and silver respectively.

k.	Hambok oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.

l.	Hambok; recoveries to copper concentrate of 88%, 87%, 36% and 29% were applied for copper, zinc, gold and silver respectively. Preliminary metallurgical characterisation studies, but not full testing have been completed for Hambok.

(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and no decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

(6)	Stockpile tonnages are included as Indicated Resources in the total given in the tables for Bisha and Harena.

(7)	The Bisha Primary Inferred Resource includes an underground Resource. This was derived by defining a shape around contiguous blocks where an NSR of $100 was achieved. The value of NSR $100 represents the processing cost plus approximately $60/t mining cost.

(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves

Table 2.1 Mineral Reserve Estimate (Combined Bisha and Harena)
Jay Melnyk, P.Eng, Effective Date December 31, 2013

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(1000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	510	-	-	6.25	19	-	-	103	280
Supergene Phase	7,400	3.57	-	0.61	27	582,420	-	145	6,420
Primary Phase	19,550	1.00	5.54	0.67	45	429,910	2,386,030	421	28,020
Total Probable	27,460					1,012,330	2,386,030	669	34,720

Table 2.2 Bisha Mineral Reserve Estimate
Jay Melnyk, P.Eng, Effective Date December 31, 2013

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(1000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	430	-	-	6.50	20	-	-	90	280
Supergene Phase	7,400	3.57	-	0.61	27	582,420	-	145	6,420
Primary Phase	18,390	1.02	5.66	0.68	46	413,540	2,294,730	402	27,200
Subtotal Probable	26,220					995,960	2,294,730	637	33,900

Table 2.3 Harena Mineral Reserve Estimate
Jay Melnyk, P.Eng, Effective Date December 31, 2013

Probable						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	(1000's)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	80	-	-	4.93	16	-	-	13	-
Primary Phase	1, 160	0.64	3.57	0.52	22	16,370	91,300	19	820
Subtotal Probable	1,240					16,370	91,300	32	820

Notes to be read in conjunction with the Reserve tables above:

(1)	NSR Cut-Off ($US/t): Oxide Phase $40.55 for Bisha and $42.41 for Harena: Supergene Phase $39.55 for Bisha and Primary Phase $39.55 for Bisha and $42.41 for Harena. Mineral Reserves are defined within a mine plan, with phase designs guided by Lerchs-Grossman (LG) Pit Shells, generated using metal prices for copper, zinc, gold and silver of $2.90/lb, $0.92/lb, $1175/oz, $20/oz respectively. The mining cost applied was the 2014 budget mining cost with appropriate haulage cost adjustments. The total ore based cost (process, G&A and stockpile rehandle) are $40.55/t for oxide, and $39.55/t for supergene and primary ores. Harena ore based costs include an additional $2.63/t overland ore haulage cost. Overall pit slopes varied from 34.5 deg to 44 deg for Bisha and from 29 deg to 35.5 deg for Harena.

(2)	Net Smelter Return values were calculated using diluted indicated grades, metal prices, recoveries and appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:

a.	Bisha oxide zone: recoveries of 88% and 22 % were applied for gold and silver respectively.

b.	Harena oxide zone: a recovery of 75% was applied for gold, 80 ktonnes of oxide remain in the Harena pit.

c.	Bisha Supergene zone; recoveries of 88%, 46% and 50% were applied for copper, gold and silver respectively.

d.	Bisha Hanging wall zone; recoveries of 85%, 46% and 50% were applied for copper, gold and silver respectively.

e.	Bisha Transition zone (mixed zinc and secondary copper zone below the supergene): the same metallurgical parameters as the Bisha supergene zone are applied.

f.	Bisha Primary zone; recoveries to cooper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A recovery to zinc concentrate of 83.5%, was applied for zinc. Gold and Silver reporting to zinc concentrate are not expected to be payable.

g.	Harena primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 72% was applied. Gold and Silver reporting to zinc concentrate are not expected to be payable.

(3)	Mineral Reserves are reported within Bisha and Harena ultimate pit designs, using NSR block grade, where the marginal cut-off is the total ore based cost stated above. Tonnages are rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places with the exception of silver which was rounded to zero decimal places.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

(6)	The life of mine stripping ratios tonnes for Bisha and Harena are 5.6: 1 and 5:7 : 1 respectively.

(7)	The Bisha Probable oxide Mineral Reserve includes the pyrite sand and uncrushed DSO stockpiled material, being 320 kt at 7.8 g/t Au in stockpile as of 31 Dec 2013

(8)	The Bisha Probable supergene Mineral Reserves include 105 kt at 5.25% Cu in stockpile as of 31 Dec 2013

(9)	For Bisha and Harena, conversion from Mineral Resource to Mineral Reserve included a mining dilution of 2m applied around contiguous blocks that exceeded the appropriate NSR cut-off value.